UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Rubicon Technology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

78112T206

(CUSIP Number)

JEFFERSON GRAMM

Bandera Partners LLC

50 Broad Street, Suite 1820

New York, New York 10004

(212) 232-4583

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78112T206

1	NAME OF REPORTING PERSON

BANDERA MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		258,256
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

258,256
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

258,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 78112T206

1	NAME OF REPORTING PERSON

BANDERA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		258,256
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

258,256
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

258,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 78112T206

1	NAME OF REPORTING PERSON

GREGORY BYLINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		258,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

258,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

258,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 78112T206

1	NAME OF REPORTING PERSON

JEFFERSON GRAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		258,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

258,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

258,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 78112T206

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of Rubicon Technology, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 900 East Green Street, Bensenville, Illinois 60106.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”);
(ii)	Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);
(iii)	Gregory Bylinsky; and
(iv)	Jefferson Gramm.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Bandera Partners is the investment manager of Bandera Master Fund. Bandera Master Fund has granted to Bandera Partners the sole and exclusive authority to vote and dispose of the Shares held directly by Bandera Master Fund. Each of Messrs. Bylinsky and Gramm are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners. By virtue of these relationships, each of Bandera Partners and Messrs. Bylinsky and Gramm may be deemed to beneficially own the Shares owned directly by Bandera Master Fund.

(b)       The address of the principal office of each of the Reporting Persons is 50 Broad Street, Suite 1820, New York, New York 10004.

(c)       The principal business of Bandera Master Fund is investing in securities. The principal business of Bandera Partners is serving as the investment manager of Bandera Master Fund. Each of Messrs. Bylinsky and Gramm are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners. Mr. Gramm also serves as a director of the Issuer.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO. 78112T206

(f)       Bandera Master Fund is organized under the laws of the Cayman Islands. Bandera Partners is organized under the laws of the State of Delaware. Each of Messrs. Bylinsky and Gramm are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Bandera Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 258,256 Shares owned directly by Bandera Master Fund is approximately $1,963,900, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

In connection with a Stock Purchase Agreement, dated November 16, 2017 (the “Stock Purchase Agreement”), pursuant to which Bandera Master Fund purchased an aggregate of 221,784 Shares from Cross Atlantic Technology Fund II, L.P. and The Co-Investment 2000 Fund, L.P. (together, “Cross Atlantic”), the Reporting Persons entered into a Stockholders Agreement, dated November 16, 2017 (the “Agreement”), with the Issuer. Pursuant to the Agreement, Jefferson Gramm was immediately appointed to the Issuer’s Board of Directors (the “Board”) as a Class III director with a term expiring at the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”). In the event that Mr. Gramm is unable to serve as a director, resigns as a director or is removed as a director without cause prior to the 2019 Annual Meeting, the Reporting Persons shall have the ability to recommend a substitute person for appointment or election to the Board, subject to Board approval.

Pursuant to the Agreement, until the Termination Date (as defined below), the Reporting Persons agreed to appear at each stockholder meeting of the Issuer and to vote all of their Shares in accordance with the Board’s recommendation with respect to each proposal to come before the meeting. In addition, the Reporting Persons agreed (i) to certain customary standstill restrictions through the date that is the earlier of (x) the third anniversary of the date of the Agreement and (y) five business days after Timothy Brog is no longer the Company’s Chief Executive Officer (the “Termination Date”) and (ii) not to acquire any additional voting securities of the Issuer until November 16, 2018 (provided that any securities of the Issuer granted or awarded to Mr. Gramm in his capacity as a director of the Issuer shall not be subject to such restriction). Further, if the Reporting Persons’ beneficial ownership is reduced to less than 5% of the outstanding Shares, the Reporting Persons must provide written notice to the Board and the Issuer may, in its sole discretion, request Mr. Gramm to resign from the Board, in which case Mr. Gramm shall resign.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Except in Mr. Gramm’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

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CUSIP NO. 78112T206

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 2,732,682 Shares outstanding as of November 6, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

As of the close of business on the date hereof, Bandera Master Fund directly held 258,256 Shares, constituting approximately 9.5% of the Shares outstanding. By virtue of their respective relationships with Bandera Master Fund as discussed in further detail in Item 2, each of Bandera Partners, Mr. Bylinsky and Mr. Gramm may be deemed to beneficially own the Shares directly held by Bandera Master Fund.

(b)       Bandera Partners may be deemed to have the sole power to vote and dispose of the Shares directly held by Bandera Master Fund. As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, each of Messrs. Bylinsky and Gramm may be deemed to have the shared power to vote and dispose of the Shares directly owned by Bandera Master Fund.

(c)       Except as otherwise disclosed herein, there have been no transactions in the securities of the Issuer during the past sixty days by the Reporting Persons. On November 16, 2017, Bandera Master Fund purchased an aggregate of 221,784 Shares from Cross Atlantic at a price of $8.00 per Share pursuant to the Stock Purchase Agreement.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 16, 2017, the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On November 16, 2017, Bandera Master Fund and Cross Atlantic entered into the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, Bandera Master Fund purchased an aggregate of 221,784 Shares from Cross Atlantic for aggregate consideration of 1,774,272. The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

On November 17, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Agreement, dated November 16, 2017.
99.2	Stock Purchase Agreement, dated November 16, 2017.

99.3	Joint Filing Agreement, dated November 17, 2017.

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CUSIP NO. 78112T206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2017	Bandera Master Fund L.P.

	By:	Bandera Partners LLC its Investment Manager

	By:	/s/ Jefferson Gramm
		Name:	Jefferson Gramm
		Title:	Managing Director

Bandera Partners LLC

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Director

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

9